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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

SodaStream International Ltd.

(Exact Name of Registrant as Specified in Charter)

Israel	001-34929	N/A
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Gilboa Street, Airport City, Israel	7010000
(Address of Principal Executive Offices)	(Zip Code)

Daniel Birnbaum, Chief Executive Officer	+972 (3) 976-2301
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Specialized Disclosure Form (Form SD) of SodaStream International Ltd. (the Company) is filed pursuant to Rule 13p-1 (the Rule) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2013 to December 31, 2013.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively, the Conflict Minerals) that originated in the Democratic Republic of the Congo (DRC) and certain adjoining countries (collectively, the Covered Countries).

In accordance with the Rule the Company evaluated its products and determined that during calendar year 2013 certain products it manufactured contain tin, tungsten, tantalum and/or gold (3TG). Based on the Company’s good faith reasonable country of origin inquiry regarding the Conflict Minerals, which was designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources, the Company was unable to determine whether some of the Conflict Minerals used in its products manufactured during 2013 originated in the Covered Countries and whether such Conflict Minerals may not be from recycled or scrap sources. Therefore, the Company proceeded to exercise due diligence with respect to the source and chain of custody of the Conflict Minerals and has filed this Form SD and the associated Conflict Minerals Report.

Conflict Minerals Disclosure

A copy of SodaStream International Ltd.’s Conflict Minerals Report is filed as Exhibit 1.02 herewith and is publicly available at: http://sodastream.investorroom.com under "Corporate Governance".

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.02 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description
1.02	Conflict Minerals Report of SodaStream International Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SodaStream International Ltd.

(Registrant)

/s/ Eyal Shohat	May 29, 2014
By Eyal Shohat, Chief Legal Officer	Date